BKF Capital Group, Inc.
225 N.E. Mizner Boulevard
Suite 400
Boca Raton, FL 33432

June 4, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549

Attn:	David L. Orlic, Esq., Special Counsel

Re:	Qualstar Corporation Preliminary Proxy Statement on Schedule 14A Filed May 29, 2013 by BKF Capital Group, Inc. and Steven N. Bronson

File No. 001-35810

Dear Mr. Orlic:

Reference is made to the letter dated June 3, 2013 (the “Comment Letter”) to Ms. Maria Fregosi of BKF Capital Group, Inc. (the “Company”), setting forth the Staff’s comment to the above-referenced preliminary proxy statement filed by the Company with the Commission on May 29, 2012.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact Abbe L. Dienstag at (212) 715-9280.

Very truly yours,
/s/ Maria N. Fregosi
Maria N. Fregosi
Chief Operating Officer

cc:	Abbe L. Dienstag, Esq.